Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-105815
                                                                   333-105815-01
                                                                   333-105815-02
                                                                   333-105815-03
                                                                   333-105815-04

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JUNE 25, 2003)

                                  $125,000,000

                                   (GPC LOGO)

                            SERIES W 6% SENIOR NOTES
                              DUE AUGUST 15, 2044
                          ---------------------------

    The Series W Senior Notes bear interest at the rate of 6% per year. Interest on the Series W Senior Notes is payable quarterly on February 15, May 15, August 15 and November 15 of each year, beginning November 15, 2004. The Series W Senior Notes will mature on August 15, 2044. The Series W Senior Notes are redeemable by Georgia Power Company on or after August 20, 2009. The Series W Senior Notes do not have the benefit of any sinking fund.

    The Series W Senior Notes are unsecured and rank equally with all of Georgia Power Company's other unsecured indebtedness from time to time outstanding and will be effectively subordinated to all secured debt of Georgia Power Company, to the extent of the assets securing such debt. The Series W Senior Notes will be issued only in registered form in denominations of $25 and any integral multiple thereof.

    Payments of principal and interest on the Series W Senior Notes when due will be insured by a surety bond to be issued by Financial Guaranty Insurance Company.

                                  (FGIC LOGO)

     SEE "RISK FACTORS" ON PAGE S-3 FOR A DESCRIPTION OF CERTAIN RISKS RELATED TO THE PURCHASE OF THE SERIES W SENIOR NOTES.

    Application will be made to list the Series W Senior Notes on the New York Stock Exchange. If approved, Georgia Power Company expects trading of the Series W Senior Notes to begin within 30 days after the Series W Senior Notes are first issued.

                                                                  PER
                                                               SERIES W
                                                              SENIOR NOTE      TOTAL
                                                              -----------   ------------
Public Offering Price(1)....................................    100.00%     $125,000,000
Underwriting Discounts......................................      3.15%     $  3,937,500
Proceeds, before expenses, to Georgia Power Company(1)......     96.85%     $121,062,500

(1) The public offering price set forth above does not include accrued interest, if any. Interest on the Series W Senior Notes will accrue from the date the Series W Senior Notes are issued.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    It is expected that the Series W Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about August 20, 2004.

                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC                                    MORGAN STANLEY

                          ---------------------------

MERRILL LYNCH & CO.                                          WACHOVIA SECURITIES

           The date of this Prospectus Supplement is August 11, 2004.

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     We are offering to sell the Series W Senior Notes only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than its respective date.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                       PROSPECTUS SUPPLEMENT
Risk Factors................................................    S-3
The Company.................................................    S-3
Selected Financial Information..............................    S-3
Use of Proceeds.............................................    S-4
Description of the Series W Senior Notes....................    S-5
The Policy and the Insurer..................................    S-8
Ratings.....................................................   S-11
Underwriting................................................   S-12
Experts.....................................................   S-13
Appendix A -- Form of Policy................................    A-1

                            PROSPECTUS
About this Prospectus.......................................      2
Risk Factors................................................      2
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      3
Georgia Power Company.......................................      3
Selected Information........................................      4
The Trusts..................................................      4
Accounting Treatment of the Trusts..........................      5
Use of Proceeds.............................................      5
Description of the Senior Notes.............................      5
Description of the Junior Subordinated Notes................      9
Description of the Preferred Securities.....................     14
Description of the Guarantees...............................     15
Relationship Among the Preferred Securities, the Junior
  Subordinated Notes and the Guarantees.....................     17
Plan of Distribution........................................     19
Legal Matters...............................................     19
Experts.....................................................     19

                                  RISK FACTORS

     Investing in the Series W Senior Notes involves risk. Please see the risk factors in Georgia Power Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, along with disclosure related to the risk factors contained in Georgia Power Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, which are all incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Georgia Power Company or that Georgia Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series W Senior Notes.

                                  THE COMPANY

     Georgia Power Company (the "Company") is a corporation organized under the laws of the State of Georgia on June 26, 1930. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 57,200 square mile service area comprising most of the State of Georgia.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial information for the years ended December 31, 1999 through December 31, 2003 has been derived from the Company's audited financial statements and related notes and the unaudited selected financial data, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial information for the six months ended June 30, 2004 has been derived from the Company's unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management's discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                               SIX
                                                                                              MONTHS
                                                         YEAR ENDED DECEMBER 31,              ENDED
                                                ------------------------------------------   JUNE 30,
                                                 1999     2000     2001     2002     2003    2004(1)
                                                ------   ------   ------   ------   ------   --------
                                                              (MILLIONS, EXCEPT RATIOS)
Operating Revenues............................  $4,457   $4,871   $4,966   $4,822   $4,914    $2,553
Earnings Before Income Taxes..................     895      921      974      976      998       485
Net Income After Dividends on Preferred
  Stock.......................................     541      559      610      618      630       300
Ratio of Earnings to Fixed Charges(2).........    4.26     4.14     4.79     5.07     5.01      4.79

                                                                   CAPITALIZATION
                                                                AS OF JUNE 30, 2004
                                                              ------------------------
                                                              ACTUAL   AS ADJUSTED(3)
                                                              ------   ---------------
                                                                 (MILLIONS, EXCEPT
                                                                    PERCENTAGES)
Common Stock Equity.........................................  $4,793   $4,793    49.7%
Cumulative Preferred Stock..................................      15       15     0.2
Senior Notes................................................   1,850    2,100    21.8
Long-Term Debt Payable to Affiliated Trusts.................     969      969    10.1
Other Long-Term Debt........................................   1,761    1,761    18.2
                                                              ------   ------   -----
          Total, excluding amounts due within one year of
            $674 million....................................  $9,388   $9,638   100.0%
                                                              ======   ======   =====

---------------

(1) Due to seasonal variations in the demand for energy, operating results for the six months ended June 30, 2004 do not necessarily indicate operating results for the entire year.
(2) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Income Taxes" "Interest expense, net of amounts capitalized," "Interest expense to affiliate trusts," "Distributions on mandatorily redeemable preferred securities" and the debt portion of allowance for funds used during construction, and (ii) "Fixed Charges" consist of "Interest expense, net of amounts capitalized," "Interest expense to affiliate trusts," "Distributions on mandatorily redeemable preferred securities" and the debt portion of allowance for funds used during construction.
(3) Reflects (i) the proposed issuance in August 2004 of $125,000,000 aggregate principal amount of Series V Senior Notes due August 15, 2009, and (ii) the issuance of the Series W Senior Notes offered hereby.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series W Senior Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $216,000,000 as of August 11, 2004 and was incurred by the Company in part to purchase the Plant McIntosh Unit 10 and 11 construction project, and for general corporate purposes, including the Company's continuous construction program. The Company's current estimate of construction costs for 2004 is approximately $1,185,000,000 and for 2005 is approximately $839,000,000. For more information on the purchase of the Plant McIntosh Unit 10 and 11 construction project, see MANAGEMENT'S DISCUSSION AND ANALYSIS -- RESULTS OF OPERATIONS -- "Future Earnings Potential -- FERC and Georgia PSC
Matters -- Plant McIntosh Construction Project" and Note (J) to the Condensed Financial Statements in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

                    DESCRIPTION OF THE SERIES W SENIOR NOTES

     Set forth below is a description of the specific terms of the Series W 6% Senior Notes due August 15, 2044 (the "Series W Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998, as supplemented (the "Senior Note Indenture"), between the Company and JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series W Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series W Senior Notes will initially be issued in the aggregate principal amount of $125,000,000. The Company may, without the consent of the holders of the Series W Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms, including the benefit of an insurance policy, as the Series W Senior Notes (except for the issue price and issue date). Any additional notes having such similar terms, together with the Series W Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

     The entire principal amount of the Series W Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 15, 2044. The Series W Senior Notes are not subject to any sinking fund provision. The Series W Senior Notes are available for purchase in denominations of $25 and any integral multiple thereof.

INTEREST

     Each Series W Senior Note shall bear interest at the rate of 6% per year (the "Securities Rate") from the date of original issuance, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year (each, an "Interest Payment Date") to the person in whose name such Series W Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date (whether or not a Business Day). The initial Interest Payment Date is November 15, 2004. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series W Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. "Business Day" means a day other than (i) a Saturday or Sunday,
(ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

SPECIAL INSURANCE PROVISIONS OF THE SENIOR NOTE INDENTURE

     Subject to the provisions of the Senior Note Indenture, so long as the Insurer (as defined below) is not in default under the Policy (as defined below), the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Series W Senior Notes upon the occurrence and continuation of an Event of Default (as defined in the Senior
Note Indenture).

RANKING

     The Series W Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking equally with all other unsecured and unsubordinated obligations of the Company. The Series W Senior Notes will be effectively subordinated to all secured debt of the Company, to the extent of the assets securing such debt, which aggregated approximately $79,000,000 outstanding at June 30, 2004. The Senior

Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

TRADING CHARACTERISTICS

     The Series W Senior Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest; thus, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the Series W Senior Notes that is not included in the trading price thereof. Any portion of the trading price of a Series W Senior Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Series W Senior Note.

     The trading price of the Series W Senior Notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Series W Senior Notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Series W Senior Notes, although any increase will be moderated by the Company's ability to call the Series W Senior Notes at any time on or after August 20, 2009.

OPTIONAL REDEMPTION

     The Company shall have the right to redeem the Series W Senior Notes, in whole or in part, without premium, from time to time, on or after August 20, 2009, upon not less than 30 nor more than 60 days' notice, at a redemption price (the "Redemption Price") equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the date of redemption (the "Redemption Date").

     If notice of redemption is given as aforesaid, the Series W Senior Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Series W Senior Notes shall cease to bear interest. If any Series W Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series W Senior Notes by tender, in the open market or by private agreement.

MANDATORY REDEMPTION

     In the event that (a) the Company issues or incurs any Secured Debt (as defined below) in addition to the Secured Debt of the Company outstanding as of the date of the Insurance Agreement between the Company and the Insurer pursuant to which the Insurer will issue the Policy (the "Insurance Agreement") in an aggregate amount at any one time outstanding during the term of the Insurance Agreement in excess of $200,000,000 and fails to issue to the Insurer first mortgage bonds or obligations of the Company secured by a security interest in assets of the Company to secure the payment to the Insurer of the Company's reimbursement obligations under the Insurance Agreement, (b) the Company merges, consolidates, reorganizes or converts or transfers all or substantially all of the Company's assets and the Company's obligations under the Series W Senior Notes and the Insurance Agreement are not assumed by, and do not become direct and primary obligations of, a regulated utility company, if the Company was a regulated utility company immediately prior to such transaction or (c) the Company fails to make, when due, any premium payment required under the Insurance Agreement and such failure continues beyond the applicable cure period, then, unless the Insurer consents to such issuance, transaction or nonpayment, the Company must redeem the Series W Senior Notes prior to the stated maturity date, but in no event earlier than August 20, 2009, in whole, upon not less than 30 days' nor more than 60 days' notice at the Redemption Price. "Secured Debt" means indebtedness of the Company that in the aggregate is secured by a lien or liens on substantially all of the assets of the Company.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depository for the Series W Senior Notes. The Series W Senior Notes will be issued only as fully-registered securities registered in the name of Cede & Co., DTC's nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully-registered global Series W Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series W Senior Notes, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds securities that its Participants deposit with DTC. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC rules applicable to its Participants are on file with the Securities and Exchange Commission (the "Commission"). More information about DTC can be found at www.dtcc.com.

     Purchases of Series W Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series W Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series W Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series W Senior Notes. Transfers of ownership interests in the Series W Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series W Senior Notes, except in the event that use of the book-entry system for the Series W Senior Notes is discontinued.

     To facilitate subsequent transfers, all Series W Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series W Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series W Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series W Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series W Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series W Senior Notes in accordance with its procedures.

     Although voting with respect to the Series W Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Series W Senior Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series W Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series W Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series W Senior Note will not be entitled to receive physical delivery of Series W Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series W Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series W Senior Note.

     DTC may discontinue providing its services as securities depository with respect to the Series W Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series W Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository) with respect to the Series W Senior Notes. The Company understands, however, that under current industry practices, DTC would notify its Direct or Indirect Participants of the Company's decision but will only withdraw beneficial interests from a global Series W Senior Note at the request of each Direct or Indirect Participant. In that event, certificates for the Series W Senior Notes will be printed and delivered to the applicable Direct or Indirect Participant.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                           THE POLICY AND THE INSURER

     The following information has been furnished by Financial Guaranty Insurance Company (the "Insurer") for use in this Prospectus Supplement. Reference is made to Appendix A for a specimen of the Policy to be issued by the Insurer. No representation is made by the Company or any Underwriter as to the accuracy or completeness of any such information.

THE POLICY

     Concurrently with the issuance of the Series W Senior Notes, the Insurer will issue a surety bond for the benefit of the holders of the Series W Senior Notes (the "Policy"). The Policy will unconditionally guarantee the payment of principal of (at stated maturity) and interest on the Series W Senior Notes as such payments shall become Due for Payment but shall be unpaid by reason of the Company's Nonpayment (as defined below). The Insurer will make such payments to U.S. Bank Trust National Association, or its successor, as its agent (the "Fiscal Agent"), on the later of the date on which such principal or interest (as applicable) is Due for Payment or on the business day (as defined in the Policy) next following the day on which the Insurer shall have received telephonic or telegraphic notice, subsequently confirmed in writing, or written notice by registered or certified mail, from a holder of the Series W Senior Notes or the Paying Agent of the Nonpayment of such amount by the Company. The Fiscal Agent will disburse such amount Due for Payment on any Series W Senior Note to the holder of such Series W Senior Note or the Paying Agent upon receipt by the Fiscal Agent of evidence satisfactory to the Fiscal Agent of the holder's right to receive payment of the principal or interest Due for Payment and evidence, including any appropriate instruments of assignment, that all of such holder's rights to payment of such principal or interest (as applicable) shall be vested in the Insurer. "Nonpayment" in respect of the Series W Senior Notes means the failure of the Company to have provided sufficient funds to the Paying Agent for payment in full of all principal or interest Due for Payment and includes any payment of principal or interest (as applicable) made to a holder of a Series W Senior Note by or on behalf of the Company which has been recovered from such holder pursuant to the United States Bankruptcy Code by a trustee in bankruptcy in accordance with a final, nonappealable order of a court having competent jurisdiction. "Due for Payment" means, when referring to the principal of a Series W Senior Note, the stated maturity date thereof and does not refer to any earlier date on which payment is due by reason of call for redemption, acceleration or other advancement of maturity and means, when referring to interest on a Series W Senior Note, the stated date for payment of interest.

     The Policy is non-cancellable. The Policy covers failure to pay principal of the Series W Senior Notes on the stated maturity date and not on any other date on which the Series W Senior Notes may have been otherwise called for redemption, accelerated or advanced in maturity and covers the failure to pay an installment of interest on the stated date for its payment.

     The Policy is not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Law.

THE INSURER

     The Insurer, a New York stock insurance corporation, is a direct, wholly-owned subsidiary of FGIC Corporation, a Delaware corporation, and provides financial guaranty insurance for public finance and structured finance obligations. The Insurer is licensed to engage in financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and, through a branch, in the United Kingdom.

     On December 18, 2003, an investor group consisting of The PMI Group, Inc. ("PMI"), affiliates of The Blackstone Group L.P. ("Blackstone"), affiliates of The Cypress Group L.L.C. ("Cypress") and affiliates of CIVC Partners L.P. ("CIVC") acquired FGIC Corporation (the "FGIC Acquisition") from a subsidiary of General Electric Capital Corporation ("GE Capital"). PMI, Blackstone, Cypress and CIVC acquired approximately 42%, 23%, 23% and 7%, respectively, of FGIC Corporation's common stock. FGIC Corporation paid GE Capital approximately $284.3 million in pre-closing dividends from the proceeds of dividends it, in turn, had received from the Insurer, and GE Capital retained approximately $234.6 million in liquidation preference of FGIC Corporation's convertible participating preferred stock and approximately 5% of FGIC Corporation's common stock. Neither FGIC Corporation nor any of its shareholders is obligated to pay any debts of the Insurer or any claims under any insurance policy, including the Policy, issued by the Insurer.

     The Insurer is subject to the insurance laws and regulations of the State of New York, where the Insurer is domiciled, including Article 69 of the New York Insurance Law ("Article 69"), a comprehensive financial guaranty insurance statute. The Insurer is also subject to the insurance laws and regulations of all other jurisdictions in which it is licensed to transact insurance business. The insurance laws and regulations, as well as the level of supervisory authority that may be exercised by the various insurance regulators, vary by jurisdiction but generally require insurance companies to maintain minimum standards of business conduct and solvency, to meet certain financial tests, to comply with requirements concerning permitted investments and the use of policy forms and premium rates and to file quarterly and annual financial statements on the basis of statutory accounting principles ("SAP") and other reports. In addition,
Article 69, among other things, limits the business of each financial guaranty insurer to financial guaranty insurance and certain related lines.

     For the six months ended June 30, 2004 and the years ended December 31, 2003 and December 31, 2002, the Insurer had written directly, or assumed through reinsurance, guaranties of approximately $27.1 billion, $42.4 billion and $47.9 billion par value of securities, respectively (of which approximately 60%, 79% and 81%, respectively, constituted guaranties of municipal bonds), for which it had collected gross premiums of approximately $162.9 million, $260.3 million and $232.6 million, respectively. For the six months ended June 30, 2004, the Insurer had reinsured, through facultative arrangements, approximately 0.1% of the risks it had written.

     The following table sets forth the capitalization of the Insurer as of December 31, 2002 and December 31, 2003, respectively, on the basis of generally accepted accounting principles ("GAAP"). The June 30, 2004 and December 31, 2003 balances reflect the establishment of a new basis in the assets and the liabilities of the Insurer resulting from the FGIC Acquisition and the application of purchase accounting. The December 31, 2002 balances are based upon the historical basis of the Insurer's assets and liabilities.

                      FINANCIAL GUARANTY INSURANCE COMPANY
                              CAPITALIZATION TABLE
                             (DOLLARS IN MILLIONS)

                                                     DECEMBER 31,   DECEMBER 31,   JUNE 30,
                                                         2002           2003         2004
                                                     ------------   ------------   --------
Unearned Premiums..................................     $  684         $  919       $  988
Other Liabilities..................................        255             86           83
Stockholder's Equity
Common Stock.......................................         15             15           15
Additional Paid-in Capital.........................        384          1,858        1,858
Accumulated Other Comprehensive Income.............         49              2          (46)
Retained Earnings..................................     $1,741             94          181
                                                        ------         ------       ------
Total Stockholder's Equity.........................     $2,189          1,969        2,008
                                                        ------         ------       ------
Total Liabilities and Stockholder's Equity.........     $3,128          2,974       $3,079
                                                        ======         ======       ======

     The audited financial statements of the Insurer as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003, which are included as Exhibit 99.1 and the unaudited financial statements of the Insurer as of June 30, 2004 and for each of the six months ended June 30, 2004 and 2003, which are included as Exhibit 99.2, in each case, to the Current Report on Form 8-K of the Company dated August 11, 2004 (Commission file number 1-6468) (the "Form 8-K") in connection with the registration statement to which this Prospectus Supplement relates, are hereby incorporated by reference in this Prospectus Supplement. Any statement contained herein under the heading "The Policy and the Insurer" or in such Exhibits 99.1 and 99.2 shall be modified or superseded to the extent required by any statement in any document subsequently incorporated by reference in this Prospectus Supplement with the approval of the Insurer and shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     All financial statements of the Insurer (if any) included in documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act, subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Series W Senior Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents.

     Copies of the Insurer's GAAP and SAP financial statements are available upon request to: Financial Guaranty Insurance Company, 125 Park Avenue, New York, NY 10017, Attention: Corporate Communications Department. The Insurer's telephone number is (212) 312-3000.

     Neither the Insurer nor any of its affiliates accepts any responsibility for the accuracy or completeness of, nor have they participated in the preparation of, the Prospectus Supplement, the accompanying Prospectus or any information or disclosure that is provided to potential purchasers of the Series W Senior Notes, or omitted from such disclosure, other than with respect to the accuracy of information regarding the Insurer and the Policy set forth under the heading "The Policy and the Insurer" and in Appendix A hereto. In addition, the Insurer makes no representation regarding the Series W Senior Notes or the advisability of investing in the Series W Senior Notes.

THE INSURER'S CREDIT RATINGS

     The financial strength of the Insurer is rated "AAA" by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), "Aaa" by Moody's Investors Service, Inc. ("Moody's") and "AAA" by Fitch Ratings. Each rating of the Insurer should be evaluated independently. The ratings reflect the respective ratings agencies' current assessments of the insurance financial strength of the Insurer. Any further explanation of any rating may be obtained only from the applicable rating agency. These ratings are not recommendations to buy, sell or hold the Series W Senior Notes and are subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Series W Senior Notes. The Insurer does not guarantee the market price or investment value of the Series W Senior Notes nor does it guarantee that the ratings on the Series W Senior Notes will not be revised or withdrawn.

                                    RATINGS

     It is anticipated that Standard & Poor's and Moody's will assign the Series W Senior Notes the ratings of "AAA" and "Aaa", respectively, conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Series W Senior Notes of the Policy, insuring the timely payment of the principal of and interest on the Series W Senior Notes. Such ratings reflect only the views of such ratings agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses:
Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; and Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither the Company nor any Underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Series W Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Series W Senior Notes.

     At present, each of such rating agencies maintains four categories of investment grade ratings. They are for Standard & Poor's -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. Standard & Poor's defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters severally has agreed to purchase the principal amount of the Series W Senior Notes set forth opposite its name below:

                                                                PRINCIPAL
                                                                AMOUNT OF
                                                             SERIES W SENIOR
NAME                                                              NOTES
----                                                         ---------------
Banc of America Securities LLC.............................   $ 25,000,000
Morgan Stanley & Co. Incorporated..........................     25,000,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..................................     25,000,000
Wachovia Capital Markets, LLC..............................     25,000,000
SunTrust Capital Markets, Inc. ............................      7,000,000
B.C. Ziegler & Company.....................................      2,000,000
BNY Capital Markets, Inc. .................................      2,000,000
Blaylock & Partners, L.P. .................................      2,000,000
Guzman & Company...........................................      2,000,000
Jackson Securities, LLC....................................      2,000,000
Morgan Keegan & Company, Inc...............................      2,000,000
M.R. Beal & Company........................................      2,000,000
Samuel A. Ramirez & Co., Inc...............................      2,000,000
The Williams Capital Group, L.P. ..........................      2,000,000
                                                              ------------
          Total............................................   $125,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series W Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Series W Senior Notes if any are taken.

     The Underwriters propose initially to offer the Series W Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.50 per Series W Senior Note. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.45 per Series W Senior Note to certain other dealers. After the initial public offering, the public offering price, selling concession and discount may be changed.

     Prior to this offering, there has been no public market for the Series W Senior Notes. The Senior W Senior Notes are expected to be approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance. Trading of the Series W Senior Notes on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series W Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Series W Senior Notes prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series W Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed, during the period of 15 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any Series W Senior Notes, any security convertible into or exchangeable into or exercisable for Series W Senior Notes or any debt securities substantially similar to the Series W Senior Notes (except for the Series W Senior Notes issued pursuant to the Underwriting Agreement and the Company's Series V Senior Notes due August 15, 2009), without the prior written consent of the Underwriters. The Underwriters agreed that commercial paper or other debt securities with scheduled maturities of less than one year are not subject to this restriction.

     The Company estimates that it will incur offering expenses of approximately $625,000, which includes the initial premium for the Policy.

     In connection with the offering, the Underwriters may purchase and sell the Series W Senior Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Series W Senior Notes and syndicate short positions involve the sale by the Underwriters of a greater number of Series W Senior Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Series W Senior Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Series W Senior Notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     It is expected that the delivery of the Series W Senior Notes will be made on the date specified on the cover page of this Prospectus Supplement which will be the seventh business day following the date of this Prospectus Supplement. Under Rule 15c6-1 of the Commission under the 1934 Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Series W Senior Notes on the date of this Prospectus Supplement or the next three succeeding business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisor.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "1933 Act").

     The Underwriters and their affiliates engage in transactions with and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business.

                                    EXPERTS

     The Company's financial statements and the related financial statement schedule as of and for the years ended December 31, 2003 and 2002 incorporated by reference in this Prospectus Supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's change in its method of accounting for asset retirement obligations), which are incorporated in this Prospectus Supplement by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Certain of the Company's financial statements incorporated by reference in this Prospectus Supplement have been audited by Arthur Andersen LLP ("Andersen"), independent public accountants, as indicated in their reports with respect to the financial statements, and are incorporated in this Prospectus Supplement, in reliance upon the authority of Andersen as experts in giving such reports. On March 28, 2002, Southern's Board of Directors, upon recommendation of its Audit Committee, decided not to engage Andersen as the Company's principal public accountants. The Company has not obtained a reissued report from Andersen and has been unable to obtain, after reasonable efforts, Andersen's written consent to incorporate by reference Andersen's reports on the financial statements. Under these circumstances, Rule 437a under the 1933 Act permits this Prospectus Supplement to be filed without a written consent from Andersen. The absence of such written consent from Andersen may limit a holder's ability to assert claims against Andersen under Section 11(a) of the 1933 Act for any untrue statement of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated in the financial statements.

     The predecessor basis financial statements of the Insurer as of December 31, 2002 and for each of the years in the two-year period ended December 31, 2002 have been included in the Form 8-K, which is incorporated by reference in the registration statement to which this Prospectus Supplement relates in reliance upon the report of KPMG LLP, independent certified public accountants, which is also included therein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of the Insurer as of December 31, 2003 and for the periods from December 18, 2003 through December 31, 2003, and from January 1, 2003 through December 17, 2003 appearing in the Form 8-K, which is incorporated by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                   APPENDIX A

                                 FORM OF POLICY

FGIC

Financial Guaranty Insurance Company
125 Park Avenue
New York, NY 10017
T  212o 312o 3000
T  800o 352o 0001


Surety Bond



--------------------------------------------------------------------------------
Issuer:                                             Policy Number:
                                                    ----------------------------
                                                    Control Number:  0010001
-----------------------------------------------     ----------------------------

Obligations:  $_______ in aggregate principal       Premium:
              amount of ____________

--------------------------------------------------------------------------------


Financial Guaranty Insurance Company ("Financial Guaranty"), a New York stock insurance company, in consideration of the payment of the premium and subject to the terms of this Surety Bond, hereby unconditionally and irrevocably agrees to pay to U.S. Bank Trust National Association or its successor, as its agent (the "Fiscal Agent"), for the benefit of [Noteholders], that portion of the principal and interest on the above-described debt obligations (the "[Notes]") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Issuer.

Financial Guaranty will make such payments to the Fiscal Agent on the date such principal or interest becomes Due for Payment or on the Business Day next following the day on which Financial Guaranty shall have received Notice of Nonpayment, whichever is later. The Fiscal Agent will disburse to the [Noteholder] the face amount of principal and interest which is then Due for Payment but is unpaid by reason of Nonpayment by the Issuer but only upon receipt by the Fiscal Agent, in form reasonably satisfactory to it, of (i) evidence of the [Noteholder's] right to receive payment of the principal or interest Due for Payment and (ii) evidence, including any appropriate instruments of assignment, that all of the [Noteholder's] rights to payment of such principal or interest Due for Payment shall thereupon vest in Financial Guaranty. Upon such disbursement, Financial Guaranty shall become the owner of the [Note], appurtenant coupon or right to payment of principal or interest on such [Note] and shall be fully subrogated to all of the [Noteholder's] rights thereunder, including the [Noteholder's] right to payment thereof.

This Surety Bond is non-cancellable for any reason. The premium on this Surety Bond is not refundable for any reason, including the payment of the [Notes] prior to their stated maturity. This Surety Bond does not insure against loss of any prepayment premium which may at any time be payable with respect to any [Note].

To the fullest extent permitted by applicable law, Financial Guaranty hereby waives, solely for the benefit of Holders of the [Notes], all defenses of any kind (including, without limitation, the defense of fraud in inducement or fact, any defense based on any duty claimed to arise from the doctrine of "utmost good faith" or any similar or related doctrine or any other circumstances that would have the effect of discharging a surety, guarantor or any other person in law or in equity) that Financial Guaranty otherwise might have asserted as a defense to its obligation to pay in full any amounts that have become due and payable in accordance with the terms and conditions of this Surety Bond. Nothing in this paragraph, however, shall be deemed to constitute a waiver of any rights, remedies, claims or counterclaims that Financial Guaranty may have with respect to the Issuer, or any of its affiliates, whether acquired by subrogation, assignment or otherwise.


FGIC is a registered service mark used by Financial Guaranty Insurance Company under license from its parent company, FGIC Corporation.
--------------------------------------------------------------------------------
Form 9___ (8/04)                                                    Page 1of 2

FGIC


Financial Guaranty Insurance Company
125 Park Avenue
New York, NY 10017
T  212o 312o 3000
T  800o 352o 0001


Surety Bond





As used herein, the term ["Noteholder"] means, as to a particular [Note], the person other than the Issuer who, at the time of Nonpayment, is entitled under the terms of such [Note] to payment thereof. "Due for Payment" means, when referring to the principal of a [Note], the stated maturity date thereof and does not refer to any earlier date on which payment is due by reason of call for redemption, acceleration or other advancement of maturity and means, when referring to interest on a [Note], the stated date for payment of interest. "Nonpayment" in respect of a [Note] means the failure of the Issuer to have provided sufficient funds to the paying agent for payment in full of all principal and interest Due for Payment on such [Note]. "Notice" means telephonic or telegraphic notice, subsequently confirmed in writing, or written notice by registered or certified mail, from a [Noteholder] or a paying agent for the [Notes] to Financial Guaranty. "Business Day" means any day other than a Saturday, Sunday or a day on which the Fiscal Agent is authorized by law to remain closed. It is further understood that the term "Nonpayment" in respect of a [Note] includes any payment of principal or interest made to a [Noteholder] by or on behalf of the issuer of such [Note] which has been recovered from such [Noteholder] pursuant to the United States Bankruptcy Code by a trustee in bankruptcy in accordance with a final, nonappealable order of a court having competent jurisdiction.

In Witness Whereof, Financial Guaranty has caused this Surety Bond to be affixed with its corporate seal and to be signed by its duly authorized officer in facsimile to become effective and binding upon Financial Guaranty by virtue of the countersignature of its duly authorized representative.





President

Effective Date:                                       Authorized Representative

U.S. Bank Trust National Association, acknowledges that it has agreed to perform the duties of Fiscal Agent under this Policy.



Authorized Officer




FGIC is a registered service mark used by Financial Guaranty Insurance Company under license from its parent company, FGIC Corporation.
--------------------------------------------------------------------------------
Form 9___ (8/04)                                                      Page 2of 2

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $125,000,000

                                   (GPC LOGO)

                            SERIES W 6% SENIOR NOTES
                              DUE AUGUST 15, 2044

                      ------------------------------------

                             PROSPECTUS SUPPLEMENT
                                AUGUST 11, 2004

                      ------------------------------------

                          Joint Book-Running Managers

                         BANC OF AMERICA SECURITIES LLC
                                 MORGAN STANLEY

                          ---------------------------

                              MERRILL LYNCH & CO.
                              WACHOVIA SECURITIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------